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                                                                    Exhibit 99.6

FOR IMMEDIATE RELEASE
October 17, 1995

Contact:         Ellen H. Orsburn
                 Director of Corporate Communications
                 (713) 739-5423

COOPER PLANS TO OFFER NEW DEBT EXCHANGEABLE FOR WYMAN-GORDON STOCK

HOUSTON, Oct. 17 -- Cooper Industries, Inc. (NYSE-CBE) today filed a registration statement with the Securities and Exchange Commission for the offering of three-year notes exchangeable into common stock of Wyman-Gordon Company (NASDAQ-WYMN) in the form of 15 million DECS(sm) (Debt Exchangeable for Common Stock(sm)). An additional 1.5 million DECS will be offered if the underwriters' over-allotment is exercised in full.

         At maturity, holders of DECS will receive, in exchange for the principal amount of the notes, shares of Wyman-Gordon or, at Cooper's option, cash in lieu of the shares. The number of shares or the amount of cash will be based on the price of Wyman-Gordon common stock shortly before the maturity of the DECS. Based on Wyman-Gordon's October 16, 1995 closing stock price of $12.75 per share, the principal amount of the DECS offered would be $191.3 million, or $210.4 million if the over-allotment is exercised.

         If the underwriters do not exercise the over-allotment option, Cooper may sell the Wyman-Gordon shares that were subject to the option from time to time in open-market or privately negotiated transactions. Wyman-Gordon also filed a registration statement for Cooper's shares of Wyman-Gordon common stock.

         The DECS are being offered through a syndicate led by Salomon Brothers, Merrill Lynch and Schroder Wertheim.


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Cooper Industries, Inc.                                                   Page 2

         Cooper plans to use the proceeds from the DECS offering for general corporate purposes. "The DECS offering is one of several actions we are taking to increase our financial flexibility and allow Cooper to continue to grow," said H. John Riley, Jr., President and Chief Executive Officer of Cooper.

         Cooper currently owns 16.5 million shares of Wyman-Gordon's common stock, or approximately 47 percent of the outstanding shares. Cooper received these shares in May 1994 in connection with the sale of its Cameron Forged Products Company to Wyman-Gordon. If Cooper elects to exchange DECS for shares of Wyman-Gordon at maturity, its equity interest in Wyman-Gordon will be substantially reduced or eliminated, depending on the price of Wyman-Gordon common stock at that time.

         Wyman-Gordon Company is a leading manufacturer of high quality, technologically advanced forgings, investment castings and composite structures for the commercial transportation, commercial power and defense industries.

         Cooper Industries is a diversified, worldwide manufacturer of electrical products, tools and hardware, and automotive products.

                               ---------------

Registration statements relating to these securities have been filed with the Securities and Exchange Commission but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statements become effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

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